UNANIMOUS CONSENT
OF THE
BOARD OF DIRECTORS
OF
STOCK DIVIDEND FUND, INC.

December 01, 2009

	The undersigned, being all of the members of the Board of Directors (the ?Board?) of Stock Dividend Fund, Inc., a Texas corporation (the ?Corporation? or the ?Fund?), hereby consent to, approve and adopt the following resolutions, which resolutions shall have the same force and effect as if adopted at a formal meeting of the Board duly called and held for the purpose of acting upon proposals to adopt such resolutions.

Approval of form and amount of Fidelity Bond

        RESOLVED, that the Fund?s Mutual Fund Bond Insurance Policy with Great American Insurance Company will be renewed and that it surpasses the requirements pursuant to Rule 17g-1 of the Investment Company Act of 1940. The Bond will be effective at 12:01 a.m. on December 26, 2009 to 12:01 a.m. on December 26, 2010. This Bond continues coverage from expiration of the last Policy, which expires on December 26, 2009 and is from the same Insurer.


Distribution of all Net Income and Net Capital Gains for 2009

          RESOLVED FURTHER, that the Fund will pay a distribution on or before 12/31/2009 representing all net income and net capital gains for 2009.

	IN WITNESS WHEREOF, the undersigned have subscribed their names as of the date set forth above, in attestation to the accuracy of the foregoing unanimous written consent and of their approval of each action set forth above.

		By /s/:	Laura S. Adams

		By /s/:	Vicky L. Hubbard

		By /s/:	Yolawnde F. Malone

		By /s/:	Melissa D. Gordon, M.D.